

July 2, 2015

Via E-Mail
Thomas K. Equels
Chief Financial Officer
Hemispherx Biopharma, Inc.
1617 JFK Boulevard
Philadelphia, Pennsylvania 19103

      Re: Hemispherx Biopharma, Inc.
              Registration Statement on Form S-3
              Filed June 25, 2015
              File No. 333-205228

Dear Mr. Equels:

We have limited our review of your registration statement to the issues we have addressed in the comments below.

1. We are currently processing your pending request for confidential treatment. Please be advised that we will not be in a position to declare this registration statement effective until we resolve all issues concerning the confidential treatment request.

2. Please note that your registration statement on Form S-3 must be signed by your chief financial officer and controller/principal accounting officer. Any person who occupies more than one of the specified positions should indicate each capacity in which he or she signs the report. Please amend your registration statement to include these signatures. See Instruction 1 to the Signatures section of Form S-3 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Preston Brewer at (202) 551-3969, Dan Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Richard Feiner, Esq.
        Silverman Shin Byrne & Gilchrest